Exhibit 21

List of Subsidiaries

HEARx West LLC
HEARx Canada, Inc.
HEARx Acquisition ULC
Helix Hearing of America Corp.
Helix Hearing Care of America (USA) Corp
Les Services De Location Hearing Care of America (SLHCA) Inc.
Les Services De Gestion Hearing Care of America (SGHCA) Inc.
Les Services D’approvisionnement Hearing Care of America (SCHCA) Inc
3371727 Canada Inc
Auxiliary Health Benefits Corporation D/B/A National Ear Care Plan

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